

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 29, 2008

Mr. Adam Wasserman
Chief Financial Officer
Gold Horse International, Inc.
1643 Royal Grove Way
Weston, Florida 33327

Re: Gold Horse International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on July 21, 2008
File No. 333-148827

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis, page 26

Comparison of Three Months and Nine Months ended March 31, 2008 and March 31, 2007, page 31

1.   We have read your response to comment 4 in our letter dated June 19, 2008, and the revised disclosures you have made. That is, you state on page 34 that your net revenues for the three months ended March 31, 2008, decreased $2,935,113 or approximately 36% from the comparable period in fiscal 2007. We note, however, that given net revenues for the three months ended March 31, 2008, were $4,595,204, compared to $7,141,503 in revenues for the year-ago period, you had an overall decrease of $2,546,299. Please revise your disclosure throughout MD&A accordingly.

June 30, 2007 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-28

2.   We note your inclusion of footnote 16 in response to comment 2 in our letter dated June 19, 2008. Please have your auditors update the date of their report, or dual date as appropriate, to include the fact that they have audited this footnote, if true.

As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or Terence O'Brien at (202) 551- 3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431